Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, 200540

The People’s Republic of China

April 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure filed in the Annual Report of Sinopec Shanghai Petrochemical Company Limited under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sinopec Shanghai Petrochemical Company Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on April 28, 2020.

Respectfully submitted,

Sinopec Shanghai Petrochemical Company Limited

By:	/s/ Zhou Meiyun
Name:	Zhou Meiyun
Title:	Director, Chief Financial Officer